Exhibit (a)(1)(k)

Portions of Employee Communication Dated November 29, 2006

I am pleased to report that we have filed our restated financial statements with the Securities and Exchange Commission (SEC). Earlier today we filed an amended annual report for 2005 and an amended quarterly report for the quarter ended March 31, 2006, as well as quarterly reports for the quarters ended June 30, 2006 and September 30, 2006. These reports reflect the restatement of our historical financial statements as a result of the recently completed stock option review. Now that we have filed these reports with the SEC, we are once again current with our financial reporting requirements. As such, the restrictions that were placed upon our ability to buy or sell our stock have been lifted, and we are able to resume sales of shares under our employee benefit plans, including shares issuable pursuant to the American Tower Systems Corporation 1997 Stock Option Plan and the SpectraSite, Inc. 2003 Equity Incentive Plan (together, the Stock Option Plans), the American Tower Corporation Retirement Savings Plan (401(k) Plan), and the American Tower Corporation 2000 Employee Stock Purchase Plan (ESPP). This memo includes important information that may have significant personal consequences to you, so please take the time to read it carefully.

Impact on Stock Option Plans

Now that we are once again able to issue shares upon exercise of options granted under our Stock Option Plans, we will remove the current restrictions on E*Trade and Smith Barney and allow option holders to exercise their vested options, subject, as always, to the Anti-Insider Trading Policy. However, please note that, as a result of the stock option review, we have determined that some options granted pursuant to the American Tower Systems Corporation 1997 Stock Option Plan will likely be subject to adverse tax consequences, unless and until corrective action is taken, as discussed further in this memo. You should not exercise any options granted on the dates identified below until the Company takes corrective action to address these adverse tax consequences.

October 4, 2002	February 4, 2004	April 1, 2005

November 14, 2002	February 23, 2004	August 8, 2005

December 9, 2002

In connection with the Company’s stock option review, we determined that certain stock options granted pursuant to the American Tower Systems Corporation 1997 Stock Option Plan had an exercise price less than the fair market value of the underlying stock on the legal date of grant. Unfortunately, recently enacted tax legislation under Section 409A of the Internal Revenue Code will likely subject these option holders to unfavorable tax consequences including tax at vesting (as opposed to upon exercise), and an additional 20% tax on the gain and interest charges.

Many, but not all, of the outstanding options that were granted on the above dates, and for which all or a portion of such options were unvested as of December 31, 2004 (referred to as Affected Options), will be subject to Section 409A. [***] If you hold any of these options, but have not yet exercised, exercising these options before corrective action is taken will likely subject you to taxes and penalties under Section 409A. We do not intend for you to bear the burden of these adverse tax consequences. Accordingly, we will take the following actions to address the impact of Section 409A on recipients of Affected Options:

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•	For the approximately 350 employees who hold Affected Options, but have not yet exercised these options, we will conduct a tender offer for your Affected Options. This tender offer will commence today. If you elect to participate in the tender offer, we will (i) amend your Affected Option to increase the exercise price to the fair market value of the underlying stock on the date of grant and (ii) pay you an amount equal to the difference between the original exercise price of your Affected Option and the new exercise price of your amended option, multiplied by the number of unexercised shares that remain subject to such option. If you participate in the tender offer, your Affected Options will be amended so that they no longer will be subject to the adverse tax consequences under Section 409A. If you do not participate in the tender offer and amend your Affected Options, you will be subject to the adverse tax consequences described above, but you will not be eligible for reimbursement for any of these taxes or associated penalties.

It is important that you understand that Section 409A may subject you to significant adverse tax consequences if you exercise an Affected Option. We encourage holders of Affected Options not to exercise these options until corrective action is taken. To prevent inadvertent exercises of Affected Options, we are restricting access to E*Trade accounts for holders of Affected Options. If you hold an Affected Option, you will be required to contact the Benefits Department to unblock your account for any option transaction. Please contact Suzanne Walsh, Benefits Manager, at (617) 375-7500, should you wish to have your E*Trade account unblocked. If you choose to exercise Affected Options, you will not be eligible for reimbursement for any taxes or penalties that you incur under Section 409A. [***] Please note while Section 409A impacts the Affected Options set forth above, it does not impact all options granted by American Tower. Options other than the Affected Options set forth above can be exercised freely in accordance with the terms of such options (subject to the Anti-Insider Trading Policy).

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We have designed the program described above to address the Section 409A impact on your affected option grants, correct the problem and limit its effect. Now that we have completed the restatement and filed our reports with the SEC, we will begin the implementation of this program, which will include communication efforts to help you make a fully informed decision. Again we appreciate your commitment to American Tower and your continued focus on satisfying our customers and advancing the business forward.